Christopher Trueax
Associate
+1.215.963.5608
christopher.trueax@morganlewis.com

March 25, 2025

FILED AS EDGAR CORRESPONDENCE

Kalkidan Ezra, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Macquarie ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Ms. Ezra:

On behalf of our client, Macquarie ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 10, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 13, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Macquarie Tax-Free USA Short Term ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.

Comment.

In the “Fund Summary—What are the Fund’s principal investment strategies?” section of the Prospectus, with respect to the following sentence: “The Fund may invest to a greater extent in certain types of bonds or in a certain segment of the municipal bond market when the supply of bonds in other sectors does not suit its investment needs.”, please revise this sentence to identify any other types of bonds that are part of the Fund’s principal investment strategies and include related principal risks.

Response.

In response to the Staff’s comment, the Fund has deleted the referenced sentence from the Prospectus.

2.

Comment.

In the “Fund Summary—What are the Fund’s principal investment strategies?” section of the Prospectus, with respect to the following sentence: “While the Fund will invest primarily in securities whose income is exempt from the federal alternative minimum tax (the “Federal AMT”) for certain non-corporate shareholders, the Fund may invest to a limited extent in securities whose income is subject to the Federal AMT.”, please confirm whether securities whose income is exempt from Federal AMT are part of the Fund’s principal investment strategies.  If they are not, please move this disclosure to a more appropriate location.

Response.

The Fund confirms that the Fund may invest in securities whose income is subject to the Federal AMT as part of its principal investment strategies.

Kalkidan Ezra, Esq.
March 25, 2025

3.

Comment.

In the “Fund Summary—What are the Fund’s principal investment strategies?” section of the Prospectus, with respect to the following sentence: “While the Fund will invest primarily in securities whose income is exempt from the federal alternative minimum tax (the “Federal AMT”) for certain non-corporate shareholders, the Fund may invest to a limited extent in securities whose income is subject to the Federal AMT.”, please clarify in the disclosure what types of non-corporate shareholders are being referenced here.

Response.

In response to the Staff’s comment, the Fund has revised the above sentence as follows: While the Fund will invest primarily in securities whose income is exempt from the federal alternative minimum tax (the “Federal AMT”) for certain non-corporate shareholders (e.g., natural persons and trusts), the Fund may invest to a limited extent in securities whose income is subject to the Federal AMT. This revised sentence is included in the “How we manage the Fund – Our principal investment strategies” section of the Prospectus.

4.

Comment.

With respect to the Fund’s investments in private activity bonds, please supplementally confirm the Trust’s understanding that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response.

The Trust confirms that the Fund intends to look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Sincerely,

/s/ Christopher Trueax
Christopher Trueax

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